DLA Piper LLP (US)
1000 Louisiana Street, Suite 2800
Houston, Texas 77002-5005
www.dlapiper.com

Frank Wu
frank.wu@dlapiper.com
T 713.425.8446
F 713.300.6046

September 6, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Russell Mancuso

Tom Jones

Praveen Kartholy

Gary Todd

Re:                             Applied Optoelectronics, Inc.

Registration Statement on Form S-1

Filed August 13, 2013

File No. 333-190591

Ladies and Gentlemen:

We are submitting this letter on behalf of Applied Optoelectronics, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 4, 2013 (the “Staff Letter”) relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”).

The Company advises the Staff that it anticipates printing its preliminary prospectus on September 11, 2013, and commencing its road show on September 12, 2013, with a target pricing date of September 25, 2013.  The Company is also targeting to file Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) on September 10, 2013.  Amendment No. 2 will include information regarding the list of selling stockholders and the anticipated price range of the initial public offering.  To achieve this schedule, the Company respectfully requests that the Staff provide the Company with any remaining comments based on the Company’s supplemental responses contained in this letter on September 9, 2013 if at all possible.

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response. Except as otherwise specifically indicated, page references in the Company’s responses correspond to the page of the Registration Statement.

Inside Front Prospectus Cover

1.                                      If you intend to depict products that you do not produce or that do not contain your products, it is unclear why you believe investors will not draw inappropriate conclusions regarding your business from your graphics.  Please revise.

Response: The Company advises the Staff that the purpose of the depictions in the inside front prospectus cover of the Registration Statement is solely to illustrate the three target markets for the Company’s products—CATV, datacenter and fiber to the home—as described in detail in the Registration

Statement.  The Company has specifically labeled each of the three target markets. Separately, the Company has also shown some of its sample products underneath such depictions of the target markets. The Company does not believe an investor will draw an inappropriate conclusion regarding its business based on the depictions of the target markets because the Company has included language at the bottom of the artwork specifically stating that the depicted devices do not necessarily contain the Company’s products and are not manufactured by the Company.  The Company would also note that the proposed artwork appears to be similar to the artwork contained in the inside front prospectus cover of the registration statement filed by one of its competitors, Neophotonics Corporation, on January 21, 2011. In such artwork, Neophotonics Corporation also depicted its target markets; however, such artwork does not contain any similar statement clarifying that Neophotonics Corporation does not manufacture certain consumer devices contained in the pictures depicting their target markets.

Management’s Discussion and Analysis of Financial Condition, page 47

2.                                      We note your response to prior comment 1; however, you continue to disclose company names, such as Genexis and Microsoft, without providing investors information to evaluate the extent of these companies’ contribution to your business.  Also, if other, unnamed companies contribute the same or more to your business, it is unclear why you believe that your disclosure is appropriately balanced.  Please revise here and on page 80.

Response: The Company advises the Staff that the Company proposes to revise pages 47 and 80 of the Registration Statement to address the Staff’s comment, as follows:

“The two customers that contributed most to our revenue in the FTTH market in 2012 were Genexis B.V. and Askey, which accounted for 3.4% and 1.1% of our total revenue, respectively. In 2012, the two customers that contributed most to our revenue in the internet data center market were Microsoft Corporation and a leading internet retail company, which accounted for 2.6% and 5.7% of our total revenue, respectively.”

The Company further advises the staff that due to contractual confidentiality obligations, the Company is prohibited from disclosing the name of the internet retail company that contributed most to its revenue for the internet data center market in 2012. The Company notes that 8.3% of its revenue was attributable to the sale of its products into the internet data center market as described on page 47 of the Registration Statement.  Microsoft Corporation and the unnamed leading internet retail company constituted substantially all of this revenue.

3.                                      We note your response to prior comment 3.  It is unclear why you could not disclose the number of design wins with appropriate explanation so that investors would not misinterpret the disclosure.  We urge you to review carefully whether information about the number or nature of your design wins is disclosure that must be provided per Regulation S-K Item 303 and Rule 408.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the adequacy of the disclosures they have made.  We remind you of the acknowledgements at the end of this letter that must accompany any request to accelerate the effective date of this registration statement.

Response: In response to the Staff’s comment, the Company will add the following disclosure regarding the number of design wins and the potential impact of design wins on its business in the MD&A section of Amendment No. 2. Since the amount of revenue derived from a design win and the time period over which such revenue is recorded varies significantly depending on the type of product, the customer and the success of the customer’s product, the Company does not  believe that disclosure regarding the amount of revenue it achieves in a year from new design wins in such year would provide meaningful additional disclosure to investors.  In this regard, please refer to the Company’s response to prior comment 5 in the Company’s response letter dated June 28, 2013.

Proposed additional disclosure:

In 2010, 2011, 2012 and the six months ended June 30, 2013, we had 12, 11, 15 and 13 design wins, respectively.  We define a design win as the successful completion of the evaluation stage, where our customer has tested our product, verified that our product meets substantially all of their requirements and has informed us that they intend to purchase the product from us. Although we believe that our ability to obtain design wins is a key strength and can provide meaningful and recurring revenue, an increase or decrease in the mere number of design wins does not necessarily correlate to a likely increase or decrease in revenue, particularly in the short term. As such, the number of design wins we achieve on a quarterly or annual basis and any increase or decrease in design wins will not necessarily result in a corresponding increase or decrease in revenue in the same or immediately succeeding quarter or year.  In fact, our experience is that some design wins result in significant revenue and some do not, and the timing of such revenue is difficult to predict as it depends on the success of the end customer’s product that uses our components. Thus, some design wins result in orders and significant revenue shortly after the design win is awarded and other design wins do not result in significant orders and revenue for several months or longer after the initial design win (if at all). We do believe that over a period of years the collective impact of design wins correlates to our overall revenue growth.

Trends in the internet data center market, page 83

4.                                      We note your response to prior comment 10.  However, the revised disclosure in the first paragraph on page 84 does not clarify the extent of each identified entity’s current contribution to your business.  Therefore, please expand the disclosure in this section to discuss the extent of each identified entity’s current contribution to your business.

Response: The Company advises the Staff that the Company will delete the names of Amazon.com Inc., Google Inc. and Microsoft Corporation identified on page 84 of the Registration Statement in response to the Staff’s comment.

Please direct any questions or comments regarding this letter or the Registration Statement to me at (713) 425-8446 or frank.wu@dlapiper.com.

Sincerely,
DLA Piper LLP (US)

/s/ Frank Wu
Frank Wu
Partner

cc:                                Chi-Hsiang (Thompson) Lin, Applied Optoelectronics, Inc.

James L. Dunn, Jr., Applied Optoelectronics, Inc.

David Kuo, Applied Optoelectronics, Inc.

Philip Russell, DLA Piper LLP (US)

Robert Suffoletta, Wilson Sonsini Goodrich & Rosati, P.C.